July 2, 2018

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Photozou Holdings, Inc.

Form 8-K

Filed: June 1, 2018

File No. 000-55806

To the men and women of the SEC:

On behalf of Photozou Holdings, Inc. (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated June 26, 2018 addressed to Mr. Koichi Ishizuka, the Company’s Chief Executive Officer, with respect to the Company’s filing of its Form 8-K filed on June 1, 2018.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

Business Information, page 5

1. We note that for the nine months ended February 28, 2018 approximately 85% of the company’s revenue was generated from two customers. Please revise to identify those customers and address the company’s dependence on those customers.

COMPANY RESPONSE:

We have added the following to page 5:

“For the nine months ended February 28, 2018, 85.6% of the revenue from the sale of cameras was generated from the following two customers, totalling $271,104.

Name	Address
Hiroshi Funada Toshinori Akada	4-4-15-402, Nogamicho, Aoume. 198-0032, Tokyo, Japan 12-2-12, Shimoota, Echizen, Fukui, 915-0881, Japan

Should we lose the business of either of the above customers our business operations would be adversely effected. Should this occur our revenues would most likely decrease if we could not quickly find additional customers to make up this potential loss in revenue.”

The following has been added to the risk factors section on page 6:

“For the nine months ended February 28, 2018, 85.6% of the revenue from the sale of our cameras was generated from two customers. We are currently heavily reliant on the business of these two customers and should they stop purchasing our products we would be negatively effected.

For the nine months ended February 28, 2018, 85.6% of the revenue from the sale of cameras was generated from the following two customers, totalling $271,104.

Name	Address
Hiroshi Funada Toshinori Akada	4-4-15-402, Nogamicho, Aoume. 198-0032, Tokyo, Japan 12-2-12, Shimoota, Echizen, Fukui, 915-0881, Japan

Should we lose the business of either of the above customers our business operations would be adversely effected. Should this occur our revenues would most likely decrease if we could not quickly find additional customers to make up this potential loss in revenue.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations for Photozou Koukoku Co., Ltd., page 7

 2. Please revise to address the company’s liquidity and cash flows. Specifically address the company’s working capital and any internal and external sources of liquidity.

COMPANY RESPONSE:

We have revised page 7 to include additional disclosure.

Security Ownership of Certain Beneficial Owners and Management, page 8

3. We note footnote 2 to the beneficial ownership table indicates that Photozou, Co., Ltd. is owned and controlled by Mr. Ishizuka. It appears that Mr. Ishizuka controls the voting and dispositive power over the shares held by Photozou, Co., Ltd. Accordingly, it appears that these shares should be included in Mr. Ishizuka's beneficial ownership calculation. Please revise or advise us as appropriate. See Item 403 of Regulation S-K and Exchange Act Rule 13d-3.

COMPANY RESPONSE:

The table has been revised accordingly. We have also added additional information that immediately precedes the table.

Directors and Executive Officers, page 8

4. Please revise to indicate the principal business conducted by OFF Line Co., Ltd.

COMPANY RESPONSE:

The following has been added to page 8: “Off Line Co., Ltd. manages and operates a Japanese communication application named, “AirTalk.” This is Off Line Co., Ltd.’s primary business activity.”

Recent Sales of Unregistered Securities, page 10

5. Please include sales of securities within the past three years which were not registered under the Securities Act, or advise. See Item 701 of Regulation S-K.

COMPANY RESPONSE:

We have revised page 10 to include the above information.

Date: July 2, 2018

/s/ Koichi Ishizuka

Koichi Ishizuka

President& CEO